Exhibit 99.1

Can-Fite Reports on New Pre-clinical Developments with its NASH Drug Namodenoson

●	Robust anti-NASH effects when drug is administered orally
●	Data support the selection of the primary endpoint for the ongoing Phase II study
●	Enrollment for the Phase II study is expected to be completed by the end 2018; data release expected in H1/2019

PETACH TIKVA, Israel, June 11, 2018 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory and liver diseases, today provided an update on new pre-clinical data supporting the selection of the primary endpoint for the current ongoing Phase II study in NAFLD/NASH patients.

The data came out of a recently signed collaborative research agreement with Hadassah Medical School, directed by Rifaat Safadi, M.D., Head of the Liver Unit, Gastroenterology and Liver Diseases, Division of Medicine at Hadassah Medical Center and Professor of Internal Medicine, Bowel, Liver Disease, and Metabolic Syndrome at Hebrew University in Israel.

In an experimental non-alcoholic steatohepatitis (NASH) CCL4 model, Namodenoson had a highly significant effect against inflammation, necrosis, fibrosis and biliary hyperplasia, while treating the animals orally with the drug. More specifically, the liver enzymes ALT and AST were dramatically reduced and reversed to normal values upon treatment of the NASH bearing animals with Namodenoson. Further studies on the molecular mechanism of action are ongoing.

Dr. Safadi commented: “These data are very encouraging in light of the fact that the drug has been administered orally and induced robust effect on liver enzyme levels.” Dr. Safadi added that “ALT is the primary end point of the current ongoing Phase II study based on former pre-clinical data and the current results support and strengthen our belief that we will be able to see similar data in the patients”.

The detailed data has been submitted for presentation at the American Association for the Study of Liver Diseases (AASLD) annual conference, The Liver Meeting® in San Francisco, Moscone Center California, USA to be held on November 9-13, 2018.

The current Phase II study is currently ongoing in Israel and aimed at the enrollment of 60 patients who suffer from NAFLD/NASH with evidence of active inflammation. The patients are treated twice daily with 12.5 or 25 mg of oral Namodenoson vs. placebo for 12 weeks. The primary end point of the Phase II study is the anti-inflammatory effect of the drug, as determined by ALT blood levels, and the secondary end points include percentage of liver fat, as measured by MRI-PDFF (proton density fat fraction). The Company anticipates the completion of patient enrollment toward the end of 2018 and data release in the first half of 2019.

Recent safety data showed that Namodenoson has a favorable profile and lack of hepatotoxicity in patients.

There is currently no U.S. FDA approved drug for the treatment of NASH, which is an addressable pharmaceutical market estimated to reach $35-40 billion by 2025.

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson is being evaluated in Phase II trials for two indications, as a second line treatment for hepatocellular carcinoma, and as a treatment for non-alcoholic fatty liver disease (NAFLD) and non-alcoholic steatohepatitis (NASH). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company’s lead drug candidate, Piclidenoson, is currently in a Phase III trial for rheumatoid arthritis and is expected to enter a Phase III trial for psoriasis in 2018. Can-Fite’s liver cancer drug, Namodenoson, is in Phase II trials for hepatocellular carcinoma (HCC), the most common form of liver cancer, and for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction in preclinical studies and the Company is investigating additional compounds, targeting A3AR, for the treatment of sexual dysfunction. These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

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